UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO

REPORTS PASSENGER TRAFFIC INCREASE OF 5.7%

FOR AUGUST 2006

Guadalajara, Jalisco, Mexico, September 12, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today announced terminal passenger traffic figures for the month of August 2006 compared to traffic figures for August 2005.

During August 2006, total terminal passenger traffic increased 5.7% compared to the previous August, driven by domestic passenger traffic, which grew 8.0%.

The two main factors that continue to drive this growth are the following:

•	the resumption of operations by Aerocalifornia, and
•	the increased activity of low-cost carriers, or LCCs.

Compared to August 2005, domestic terminal passenger traffic registered a net increase of approximately 86,400 passengers, mainly driven by passenger traffic growth at the Aguascalientes, Bajío, Guadalajara, La Paz, Los Mochis, Puerto Vallarta, Los Cabos, Tijuana and Manzanillo airports. The airports with the most notable increases were Aguascalientes with approximately 500 passengers, Guadalajara with approximately 48,900 passengers, Bajío with approximately 6,300 passengers, Tijuana with approximately 27,900 passengers, Puerto Vallarta with approximately 5,500 passengers, Los Cabos with approximately 7,400 passengers, La Paz with approximately 3,900 passengers, Los Mochis with approximately 1,800 passengers and Manzanillo with approximately 900 passengers (representing a total increase in domestic passengers at these airports of approximately 103,100 in August 2006 as compared to August 2005). In the cases of Guadalajara, Bajío, Los Mochis, La Paz and Tijuana these increases continue to be largely attributable to the routes operated by such LCCs as Interjet, Volaris, Alma, Click and Avolar, and in the case of Los Cabos and Puerto Vallarta, these increases were due primarily to the increasing popularity of tourist destinations served by GAP’s airports.

In addition, several new routes were established to and from GAP’s airports in August 2006, including Hermosillo – Toluca (Volaris), Hermosillo – Monterrey (Volaris), Hermosillo – Tijuana (Volaris), Guadalajara – Chihuahua (Alma) and Tijuana – Chihuahua (Alma). It is not yet possible to determine the overall effects of these routes on GAP’s passenger traffic.

In the case of the La Paz and Los Mochis airports, the growth experienced in August ends a decline in passenger traffic at these that resulted from the suspension, beginning in April

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

2006, of the operations of Aerocalifornia. Aerocalifornia resumed limited operations during the second half of August 2006.

At the same time, GAP experienced declines in domestic terminal passenger traffic in the airports of Hermosillo, with a decrease of approximately 4,600 passengers, Morelia, with approximately 5,500 passengers, and Mexicali, with approximately 6,500 passengers, representing a total decrease of approximately 16,600 domestic terminal passengers in these three airports compared to August 2005.

In terms of international terminal passenger traffic, the most significant increases were observed in Puerto Vallarta (with approximately 7,900 passengers, an increase of 6.0% compared to the previous August), Los Cabos (with approximately 4,000 passengers, an increase of 2.5% compared to the previous August), Guadalajara (with approximately 3,600 passengers, an increase of 1.5% compared to the previous August), Aguascalientes (with approximately 3,400 passengers, an increase of 27.9% compared to the previous August) and Bajío (with approximately 2,200 passengers, an increase of 4.7% compared to the previous August).

The growth in international passenger traffic at the Guadalajara airport was mainly due to the addition of routes to and from Atlanta, Chicago, San Jose, Fresno and Ontario. In the cases of Puerto Vallarta and Los Cabos, these increases are in line with past results and continue to be driven mainly by U.S. and Canadian tourists.

Decreases in international terminal passenger traffic at the La Paz, Hermosillo and Manzanillo airports resulted from the suspension of operations of Aerocalifornia, which included its La Paz-Los Angeles, Hermosillo-Los Ángeles and Manzanillo-Los Ángeles routes. Despite the limited resumption of Aerocalifornia’s operations, these three routes remain without service.

Domestic Terminal Passengers (in thousands):

International Terminal Passengers (in thousands):

Total Terminal Passengers (in thousands):

Low-Cost Carriers

At the close of August 2006, the weekly schedule of flights operated by LCCs increased by 16 new weekly segments compared to July 2006. As a result, GAP’s airports currently have a total of 405 segments with a total of 30 routes operated by this type of carrier.

In August, a total of approximately 269,500 passengers were transported by LCCs, representing 23.14% of domestic passenger traffic for the month.

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: September 12, 2006